SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Date of Report: January 21, 2005

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F   X           Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes               No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

On January 21, 2005, Trintech Group PLC issued the following Press Release:

Trintech Announces Application to Voluntarily De-list its American

Depositary Shares from the Frankfurt Stock Exchange and

Re-affirms Commitment to Maintain NASDAQ Listing

Dublin, Ireland/Dallas, Texas – 21 January 2005 – Trintech Group Plc (NASDAQ: TTPA: Prime Standard: TTP), a leading provider of transaction reconciliation and payment infrastructure solutions, announced that it has voluntarily applied to revoke the admission of the Company’s American Depositary Shares (ADSs) from the Frankfurt Stock Exchange, following a Board meeting yesterday.

The Company expects that the revocation will come into force three months after the publication of the revocation of admission by the Frankfurt Stock Exchange which is expected in February 2005. Accordingly, Trintech ADSs will likely be traded on the Frankfurt Stock Exchange until May 2005.

The Company has also re-affirmed its commitment to maintain its listing on the NASDAQ National Market. The Company confirmed that the decision to de-list from the Frankfurt Stock Exchange is intended to concentrate trading in the stock on one market, and reduce the complexity of reporting requirements and the costs of maintaining a dual listing.

About Trintech

Trintech is a leading provider of transaction reconciliation and payment infrastructure solutions to retailers, financial institutions, payment processors and network operators globally. Built on 18 years of experience, Trintech’s solutions manage each area of the payment transaction cycle from authentication, authorization, settlement, dispute resolution and reconciliation—enabling its customers to reduce transaction costs, eliminate fraud, minimize risk, maximize cashflow and increase profitability. Trintech can be contacted in Ireland at Trintech Building, South County Business Park, Leopardstown, Dublin 18 (Tel: +353 1 2074000), in the US at 15851 Dallas Parkway, Suite 855, Addison, TX 75001 (Tel: +1 972 701 9802), and in the UK at 186-192 Darkes Lane, Potters Bar, Hertfordshire, EN6 1AF (Tel: +44 (0) 1707 827000). www.trintech.com.

Contact Details:

Trintech Group Plc, Ireland:

Paul Byrne, Chief Financial Officer, Trintech Group Plc. T. +353 1 207 4000. E. paul.byrne@trintech.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ R Paul Byrne
R. Paul Byrne
Chief Financial Officer

Dated: January 21, 2005